
SEC MAIL PROCESSING
RECEIVED
MAR 2007
WASH. D.C.
151



SECUF 07003485 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROOKSHIRE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 WEST LAS OLAS BLVD, 8TH FLOOR
(No. and Street)

FORT LAUDERDALE	FLORIDA	33301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY B. RUGGIERO 954-714-9008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HORKEY & ASSOCIATES, P.A.
(Name – *if individual, state last, first, middle name*)

7770 WEST OAKLAND PARK BLVD STE 470	SUNRISE	FLORIDA	33351-6779
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY B. RUGGIERO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROOKSHIRE SECURITIES CORPORATION, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


THERESA LEBLANC
MY COMMISSION EXPIRES
September 16, 2009
#DD 460731
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS


orkey &
Associates, P.A.
Certified Public Accountants

Frank J. Horkey, CPA, CFST* - fhorkey@horkeycpa.com

William Diamond, CPA, CFST* - wdiamond@horkeycpa.com
Michael E. Vetter - mvetter@horkeycpa.com
Linda M. Arnold, CPA - larnold@horkeycpa.com

* Certified in Florida Sales Tax

INDEPENDENT AUDITORS' REPORT

February 26, 2007

Board of Directors and Stockholder
Brookshire Securities Corporation
Ft. Lauderdale, Florida

We have audited the accompanying statements of financial position of Brookshire Securities Corporation (the Company) as of December 31, 2006 and 2005 and the related statements of operations and retained earnings, cash flows and stockholder's equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookshire Securities Corporation as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


CPA

America Counts on CPAs

7770 West Oakland Park Blvd. Suite 470 Sunrise FL 33351-6779
Telephone: 954 742-3001 Facsimile: 954 572-3057
FEI #65-0266803

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 11, 12 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. The information contained in the schedules presented on page 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horkey & Associates, P.A.

Certified Public Accountants
Sunrise, Florida

BROOKSHIRE SECURITIES CORPORATION
STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 42,568	$ 25,832
Investments Available for Sale	461,415	43,104
Accounts Receivable - Trade	47,454	124,697
Accounts Receivable - Other	221,162	7,546
Prepaid Expenses	23,588	9,450
Total Current Assets	796,187	210,629
Total Assets	$ 796,187	$ 210,629
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	$ 1,922	$ 6,210
Payroll Taxes Payable	285,296	21,825
Total Current Liabilities	287,218	28,035
STOCKHOLDERS' EQUITY		
Common Stock	11	11
Additional Paid in Capital	1,580,609	449,989
Retained Earnings (Deficit)	(1,071,651)	(267,406)
Total Stockholders' Equity	508,969	182,594
Total Liabilities and Stockholders' Equity	$ 796,187	$ 210,629

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUE		
Commissions	$ 1,067,239	$ 93,643
Investment Banking	536,087	1,597,605
Management, Consulting and Miscellaneous	14,789	-
	1,618,115	1,691,248
OPERATING EXPENSES		
Clearing Fees	200,007	41,903
Management Fees	801,261	559,568
Salaries and Wages	216,044	154,035
Other Operating Expenses (See Schedule)	1,037,304	902,926
	2,254,616	1,658,432
INCOME (LOSS) FROM OPERATIONS	(636,501)	32,816
OTHER INCOME (EXPENSE)		
Gain (Loss) On Sale of Securities	101,006	34,636
Interest Income	2,138	3,392
Total Other Income (Expense)	103,144	38,028
NET INCOME (LOSS)	(533,357)	70,844
OTHER COMPREHENSIVE INCOME (LOSS)		
Unrealized Gains on Securities		
Unrealized Holding Gains (Losses)		
Arising During the Period	(270,888)	(72,416)
Total Other Comprehensive Income (Loss)	(270,888)	(72,416)
COMPREHENSIVE INCOME (LOSS)	(804,245)	(1,572)
RETAINED EARNINGS (DEFICIT) - BEG. OF YEAR	(267,406)	(265,834)
RETAINED EARNINGS (DEFICIT) - END OF YEAR	$ (1,071,651)	$ (267,406)

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (804,245)	$ (1,572)
Adjustments to reconcile Net Income (Loss) to Net Cash Provided By (Used In) Operating Activities		
Unrealized Holding Gains (Losses)	270,888	72,416
Changes in Operating Assets and Liabilities (Increase) Decrease in:		
Investments Available for Sale	(689,199)	(33,900)
Accounts Receivable - Trade	77,243	(107,545)
Accounts Receivable - Other	(213,616)	(5,722)
Prepaid Expenses	(14,138)	1,966
Increase (Decrease) in:		
Accounts Payable and Accrued Expenses	(4,289)	6,211
Payroll Taxes Payable	263,472	21,697
Total Adjustments	(309,639)	(44,877)
Net Cash Provided By (Used in) Operating Activities	(1,113,884)	(46,449)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional Capital Paid in During the Year	1,130,620	-
Net Cash Provided by (Used In) Financing Activities	1,130,620	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16,736	(46,449)
CASH AND CASH EQUIVALENTS - BEG. OF YEAR	25,832	72,281
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 42,568	$ 25,832

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION
STATEMENTS OF STOCKHOLDERS EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Capital Stock Issued Common		Retained Earnings	Additional Paid in Capital	Total
	No. of Shares	Amount			
Balance December 31, 2004	11,000	$ 11	$ (265,834)	$ 449,989	$ 184,166
Net Income (Loss)	-	-	(1,572)	-	(1,572)
Additional Paid in Capital	-	-	-	-	-
Balance December 31, 2005	11,000	$ 11	$ (267,406)	$ 449,989	$ 182,594
Net Income (Loss)	-	-	(804,245)	-	(804,245)
Additional Paid in Capital	-	-	-	1,130,620	1,130,620
Balance December 31, 2006	11,000	$ 11	$ (1,071,651)	$ 1,580,609	$ 508,969

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

A. Summary of Significant Accounting Policies

Business and Organization - Brookshire Securities Corporation (the Company), a Delaware Corporation, is a securities broker-dealer and a member of the National Association of Securities Dealers (NASD). The Company was incorporated in October, 1996 but did not commence operations until January, 1998

The Company is a wholly owned subsidiary of Brookshire Holdings, Inc. (see Note E).

The Company manages its customer securities accounts through a clearing broker-dealer on a fully disclosed basis, receiving a brokerage fee. This broker-dealer provides clearing services, handles the customer funds, holds securities, and remits confirmations and statements to the customers.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenues and Expenses - The Company recognizes commission revenue and expenses at settlement date for security trades and accrues the revenue and related expenses monthly. Revenues and related expenses for insurance annuities and mutual fund transactions are recognized when the customer consummates the transaction. Revenue from investment banking and consulting is recognized when earned.

Income Taxes - The Company's operations are included on the tax return of Brookshire Holdings, Inc. The Company and its parent have elected "S" corporation status, which means that, as a general rule, the Company and its parent pay no corporate income taxes themselves, and any income, losses, and related tax credits flow through to the parent company's stockholders and are included on their individual income tax returns.

Cash and Cash Equivalents - For financial reporting and statement of cash flow purposes, cash and cash equivalents includes all demand deposit accounts, savings accounts money market accounts and certificates of deposits with maturities of less than 90 days from December 31, 2006.

B. **Related Party Transactions**

The Company and its parent have an agreement to share office facilities and certain overhead costs. During the years ended December 31, 2006 and 2005, the Company's parent incurred substantial expenses on behalf of the Company, and charged a fee which in part includes an overhead allocation to the Company to recover some of these costs. The agreement also provides that the parent may provide additional sources of funds to the Company. The Company paid its parent approximately $800,000 and $560,000 in fees for the years ended December 31, 2006 and 2005, respectively.

C. **Restrictions on Cash**

The Company has deposits totaling $28,765 with its clearing brokers. These deposits are restricted under the agreement with the clearing brokers and are also used to maintain the Company's minimum net capital requirements.

D. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of:

Net Capital Ratio	974.41%
Net Capital (Deficiency)	$ 29,476
Minimum Net Capital Required	19,148
Excess Net Capital	$ 10,328

E. **Stockholders' Equity**

The Company is authorized to issue 10,000 shares of voting common stock and 10,000 shares of non-voting common stock, par value $.001 per share, of which 10,000 of the voting and 1,000 of the non-voting stock have been issued to the Company's parent. The common stock was divided into the two voting classes and ownership interests as follows at December 31, 2006:

1. 10,000 shares are voting securities and may be held only by a person duly licensed as an operations, financial, municipal and options principal with the National Association of Securities Dealers, Inc., and who has been approved in writing by all the holders of non-voting common stock and;

2. 1,000 shares are non-voting securities, but in all other respects identical to the voting common stock.

A summary of stockholders' equity at December 31, 2006 and 2005 is shown in the statements of stockholders' equity as part of these financial statements.

F. **Concentrations**

During the year ended December 31, 2006, the Company derived approximately 33% of its income from three investment banking and consulting customers. During the year ended December 31, 2005, the Company derived approximately 70% of its income from four investment banking and consulting customers.

SUPPLEMENTARY INFORMATION

BROOKSHIRE SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity	$ 508,969
Non-allowable Deductions and/or Charges	
Prepaid Expenses	(23,588)
Petty Cash and Employee Advances	(221,662)
Marketplace Blockage Adjustment	(147,616)
Undue Concentration	(45,728)
Haircuts on Securities	(40,899)
Net Capital	$ 29,476

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Requirement (greater of a or b)	
a. Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$ 19,148
b. Minimum Dollar Amount of Net Capital Required	$ 5,000
Excess (Deficient) Net Capital	$ 10,328

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness	$ 287,218
Ratio of Aggregate Indebtedness to Net Capital	974.41%

BROOKSHIRE SECURITIES CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND EXEMPTIVE PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2006

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

As a result of various audit adjustments, differences arose between the computation of Net Capital and Aggregate Indebtedness, as presented and reported herein and as reported by the Company in Part IIA of Form X-17A-5, as of December 31, 2006.

Net Capital Reported on Part IIA of Form X-17A-5	$	40,056
Net Audit Adjustments		281,202
Changes to Non-Allowable Assets		(185,162)
Changes to Haircuts on Other Securities		22,142
Changes to Undue Concentration Not Reported		18,854
Blockage Adjustments Not Reported		(147,616)
Net Capital After Audit Adjustments	$	29,476

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (B) of the Rule.


orkey &
Associates, P.A.
Certified Public Accountants

Frank J. Horkey, CPA, CFST* - fhorkey@horkeycpa.com

William Diamond, CPA, CFST* - wdiamond@horkeycpa.com
Michael E. Vetter - mvetter@horkeycpa.com
Linda M. Arnold, CPA - larnold@horkeycpa.com

* Certified in Florida Sales Tax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

February 26, 2007

Board of Directors and Stockholder
Brookshire Securities Corporation
Ft. Lauderdale, Florida

In planning and performing our audit of the financial statements and supplemental information of Brookshire Securities Corporation (the Company) for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are


CPA
America Counts on CPAs

7770 West Oakland Park Blvd. Suite 470 Sunrise FL 33351-6779
Telephone: 954 742-3001 Facsimile: 954 572-3057
FEI #65-0266803

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Horkey & Associates, P.A.

Certified Public Accountants
Sunrise, Florida

BROOKSHIRE SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2006 AND 2005

Liabilities Subordinated	$ -

No liabilities were subordinated to general creditors in 2006 or 2005.

BROOKSHIRE SECURITIES CORPORATION
SCHEDULES OF OTHER OPERATING EXPENSES
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
OTHER OPERATING EXPENSES		
Bank Charges	$ 1,689	$ 1,535
Commissions - Brokers	704,720	800,174
Consultation Fees	-	8,796
Data Processing	2,273	1,351
Delivery	147	-
Dues and Subscriptions	1,837	-
Insurance - Group	46,838	17,268
Insurance - General	-	380
Interest	732	81
Legal	-	19,791
Licenses, Taxes and Registrations	34,278	17,239
Miscellaneous	17,941	1,200
Investment Banking Fees	177,958	3,754
Payroll Taxes	46,351	11,575
Payroll Taxes Paid	(2,160)	-
State Unemployment Taxes	759	-
Retirement Plan Administrator	1,955	-
Penalties	750	10,172
Printing and Stationary	1,217	9,198
Postage and Shipping	-	412
Retirement Plan Contribution	19	-
Total Other Operating Expenses	$ 1,037,304	$ 902,926

END

The accompanying notes are an integral part of these financial statements